UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2  )*

                 Evolent Health, Inc.

(Name of Issuer)

                        Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

                               30050B101

(CUSIP Number)

                          December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30050B101		13G	Page 2 of 9
1	NAME OF REPORTING PERSON TPG Growth II Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 11,014,921 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 11,014,921 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,014,921 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8% (1)
12	TYPE OF REPORTING PERSON CO

(1) The calculation assumes that there is a total of 61,893,043 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 52,576,422 shares of Class A Common Stock outstanding as of November 7, 2016, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2016, and (ii) the 9,316,621 shares of Class A Common Stock issuable upon the exchange of the Class B Units (as defined below) (along with corresponding shares of Class B Common Stock (as defined below)) beneficially owned by the Reporting Persons (as defined below).

CUSIP No. 30050B101		13G	Page 3 of 9
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 11,014,921 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 11,014,921 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,014,921 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8% (2)
12	TYPE OF REPORTING PERSON IN

(2) The calculation assumes that there is a total of 61,893,043 shares of Class A Common Stock outstanding, which is the sum of (i) the 52,576,422 shares of Class A Common Stock outstanding as of November 7, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 10, 2016, and (ii) the 9,316,621 shares of Class A Common Stock issuable upon the exchange of the Class B Units (along with corresponding shares of Class B Common Stock) beneficially owned by the Reporting Persons.

CUSIP No. 30050B101		13G	Page 4 of 9
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 11,014,921 (See Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 11,014,921 (See Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,014,921 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8% (3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation assumes that there is a total of 61,893,043 shares of Class A Common Stock outstanding, which is the sum of (i) the 52,576,422 shares of Class A Common Stock outstanding as of November 7, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 10, 2016, and (ii) the 9,316,621 shares of Class A Common Stock issuable upon the exchange of the Class B Units (along with corresponding shares of Class B Common Stock) beneficially owned by the Reporting Persons.

This Amendment No. 2 to Schedule 13G supersedes in its entirety Amendment No. 1 to Schedule 13G relating to the Issuer filed on February 13, 2017.

Item 1	(a).	Name of Issuer: Evolent Health, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 800 N. Glebe Road, Suite 500 Arlington, VA 22203

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Growth II Advisors, Inc., a Delaware corporation (“Growth II Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Growth II Advisors is the general partner of each of (i) TPG Eagle Holdings, L.P., a Delaware limited partnership (“TPG Eagle”), which directly holds 9,316,621 Class B Common Units (the “Class B Units”) of Evolent Health, LLC and 9,316,621 shares of Class B Common Stock (the “Class B Common Stock”) of the Issuer (the “Class B Shares”), and (ii) TPG Growth II BDH, L.P., a Delaware limited partnership (together with TPG Eagle, the “TPG Funds”), which directly holds 1,698,300 shares of Class A Common Stock (the “Class A Common Stock”) of the Issuer (the “Class A Share” and, together with the Class B Units and the Class B Shares, the “Shares”). Pursuant to the terms of the Exchange Agreement, dated as of June 4, 2015, by and among the Issuer, Evolent Health, LLC and the holders from time to time of Class B Units listed in Exhibit A thereto (the “Exchange Agreement”), TPG Eagle may exchange all or a portion of its Class B Units (along with a corresponding number of its shares of Class B Common Stock) at any time for shares of Class A Common Stock on a one-for-one basis initially, subject to adjustment pursuant to the terms of the Exchange Agreement and the Third Amended and Restated Operating Agreement of Evolent Health, LLC entered into on June 4, 2015 among the Issuer, The Advisory Board Company, TPG Eagle and Ptolemy Capital, LLC as members.

Because of Growth II Advisors’ relationship to the TPG Funds, Growth II Advisors may be deemed to beneficially own the Shares directly held by the TPG Funds.

David Bonderman and James G. Coulter are sole shareholders of Growth II Advisors, and may therefore be deemed to beneficially own the Shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Class A Common Stock, $0.01 par value

Item 2	(e).	CUSIP Number: 30050B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group
The TPG Funds have entered into a Stockholders Agreement, dated as of June 4, 2015 (as supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of Class A Shares, Class B Shares and Class B Units. Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Class A Shares, Class B Shares and Class B Units held in the aggregate by the Holders. Each Reporting Person and each TPG Fund disclaims beneficial ownership of the Class A Shares, Class B Shares and Class B Units held by the Holders.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

 TPG Growth II Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (5)

(4) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(5) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by and among TPG Growth II Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 12, 2016, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Growth Advisors II, Inc., David Bonderman and James G. Coulter on February 12, 2016.